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                              March 17, 2023

       Szu Hao Huang
       Chief Executive Officer and Chief Financial Officer
       Cordyceps Sunshine Biotech Holdings Co., Ltd.
       6th Fl., No. 15, Lane 548, Ruiguang Road
       Neihu District
       Taipei City, Taiwan

                                                        Re: Cordyceps Sunshine
Biotech Holdings Co., Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 6, 2023
                                                            File No. 333-269315

       Dear Szu Hao Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed March 6,
2023

       General

   1. We note your revised disclosures in the third and fifth paragraphs concerning application and quotation on "OTC
Markets." Please revise the fifth paragraph to specify which of the three market(s)
operated by OTC Markets Group, Inc. may receive applications:
                                                        OTCQX, OTCQB, and/or
Pink. Also, revise the third paragraph to clarify that Selling
                                                        Shareholders may offer
all or part of the shares for resale from time to time through public or private
transactions, at a fixed price of $0.02 per share until the ordinary shares are listed on a national
securities exchange or quoted on either the OTCQX market or the
                                                        OTCQB market, at which
time they may be sold at prevailing market prices or in privately
 Szu Hao Huang
Cordyceps Sunshine Biotech Holdings Co., Ltd.
March 17, 2023
Page 2
         negotiated transactions. Here we note that resale transactions must continue at the fixed price of $0.02 if the securities are quoted on OTC Pink. For guidance, we refer to
         Instruction 2 to Regulation S-K, Item 501(b)(3).
2. Please revise your disclsoure to address the newly released set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by
         Domestic Companies (the    Trial Measures   ), published by the China
Securities
         Regulatory Commission on February 17, 2023 that will take effect on March 31, 2023.
          Describe the potential impact to you or your subsidiaries stemming from the Trial
         Measures, if any.
       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



FirstName LastNameSzu Hao Huang                     Sincerely,
Comapany NameCordyceps Sunshine Biotech Holdings Co., Ltd.
                                                    Division of Corporation
Finance
March 17, 2023 Page 2                               Office of Life Sciences
FirstName LastName